

January 7, 2013

Via E-mail
James W. Cornelsen
President and Chief Executive Officer
Old Line Bancshares, Inc.
1525 Pointer Ridge Place
Bowie, Maryland 20716

  Re: Old Line Bancshares, Inc.
    Amendment No. 1 to Registration Statement on Form S-4
    Filed December 20, 2012
    File No. 333-184924

Dear Mr. Cornelsen:

  We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Opinion of Old Line Bancshares' Financial Advisor, page 63

1. We note the changes you have made on page 63 to the disclosure regarding the fees paid to Ambassador. However, you have not provided the aggregate compensation, as requested. Please revise to include the aggregate amount of fees paid to Ambassador for services rendered over the last two years, whether "customary compensation" or not. In addition, please revise this whole paragraph to clarify exactly what services Ambassador has performed for such fees, rather than referring to "other services."

Exhibit 5.1; Legality Opinion

2. Please remove the assumption at the end of the first paragraph on page 2 regarding the amendment or rescission of corporate documents prior to the effectiveness of the merger. Your opinion should be as of the date of effectiveness of the registration statement and your opinion at such time encompasses the corporate documents.

3. In the first sentence of the last paragraph on page 2, please remove the reference to "reported" judicial decisions. Your Maryland opinion should not be limited.

4. In the last paragraph on page 2, you disclaim responsibility to update your opinion after the date of the opinion or after the date of effectiveness if the laws change. Please either remove this language, clarify that you are only disclaiming responsibility to update the opinion after effectiveness, or file your opinion when you submit an acceleration request to ensure your opinion is current at the time the registration statement goes effective.

5. In the penultimate paragraph on page 3, you state the opinion is "solely for [the Board's] use." Please remove this limitation as to who may rely upon your opinion. You may not limit the use of the opinion solely to the board.

Exhibit 8.1; Tax Opinion

6. Please remove assumption 2 on page 2 that assumes "all corporate actions required by the Maryland General Corporation Law and the Delaware General Corporation Law for a statutory merger will have been taken." This assumes the opinion you are being asked to provide.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

James W. Cornelsen
Old Line Bancshares, Inc.
January 7, 2013
Page 3

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate McHale at (202) 551-3464 or me at (202) 551-3698 with any questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

cc.   <u>Via E-mail</u>
        Penny Somer-Greif
        Ober, Kaler, Grimes & Shriver, P.C.